 ALPS Distributors, Inc.

1290 Broadway

Suite 1100

Denver, CO 80203

June 28, 2018

via edgar

Securities and Exchange Commission

Main Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Flat Rock Opportunity Fund

Registration Statement on Form N-2

Request for Acceleration

File Nos. 333-223112; 811-23328

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the distributor of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Flat Rock Opportunity Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Daylight Time, on July 2, 2018, or as soon thereafter as reasonably practicable.

If you have any questions, please do not hesitate to contact the undersigned at (720) 917-0797.

Sincerely,

ALPS DISTRIBUTORS, INC.

By:	/s/ Steven B. Price
Name:	Steven B. Price SVP and Director of Distribution Services